SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between April 01, 2010 and April 30, 2010 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	(X) Board of Directors		( ) Executive Officers	( ) Fiscal Committee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common (convertible in preferred shares)				16	Under 0.01%	Under 0.01%
Shares	Preferred				1,857,706	1.41%	0.70%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House Operation		Day	Quantity	Price (R$)	Volume (R$)
Shares	Preferred	Banco do Brasil	*Buy	2010/04/20	800	22.64	18,112.00
Shares	Preferred	Banco do Brasil	*Buy	2010/04/20	2,000	22.65	45,300.00
Shares	Preferred	Banco do Brasil	*Buy	2010/04/20	10,300	22.67	233,501.00
Shares	Preferred	Banco do Brasil	*Buy	2010/04/20	2,400	22.75	54,600.00
Shares	Preferred	Banco do Brasil	*Buy	2010/04/20	6,300	22.80	143,640.00
Shares	Preferred	Banco Itaú S.A	**Transfer	2010/04/29	1	-	-
* Transactions made by "ALLER PARTICIPAÇÕES SA, a Company of Mr. Constantino de Oliveira Junior - Chief Executive Officer and Member of the Board of GOL.
** Transfer of share from “Fundo de Investimento em Participações Volluto” to Richard Freeman Lark Jr.
Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common (convertible in preferred shares)				16	Under 0.01%	Under 0.01%
Shares	Preferred				1,879,507	1.41%	0.70%

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between April 01, 2010 and April 30, 2010 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		(X ) Executive Officers	( ) Fiscal Committee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common				0	Under 0.01%	Under 0.01%
Shares	Preferred				0	Under 0.01%	Under 0.01%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common				0	Under 0.01%	Under 0.01%
Shares	Preferred				0	Under 0.01%	Under 0.01%

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between April 01, 2010 and April 30, 2010 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		( ) Executive Officers	( ) Fiscal Committee		(X) Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common				133,199,642	100.00%	50.20%
Shares		Preferred		35,770,916	27.07%		13.48%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price (R$)	Volume (R$)
Shares	Preferred	Banco Itaú S.A	*Transfer	2010/04/29	1	-	-
Shares	Common	Banco Itaú S.A	Subscription rights of GOLL4 shares	2010/04/16	3,833,076	24.38	93,450,392.88
Shares	Preferred	Banco Itaú S.A	Subscription rights of GOLL4 shares	2010/04/16	1,024,764	24.38	24,983,746.32
On 2010/04/20, the name of “Fundo de Investimento em Participações Asas” was changed to “Fundo de Investimento em Participações Volluto”.
* Transfer of share from “Fundo de Investimento em Participações Volluto” to Richard Freeman Lark Jr.

Final Balance
Securities / Derivatives	Securities Characteristics					% of participation
					Quantity	Same Class and Type	Total
Shares	Common				137,032,718	100.00%	50.71%
Shares	Preferred				36,795,680	27.62%	13.62%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 10, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.